UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Day One Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23954D109

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

EC2V 7NQ

London

+44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 23954D109

1	NAME OF REPORTING PERSON. AI Day1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,453,868 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 11,453,868 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,453,868 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.19%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on an aggregate of 86,841,864 shares of Common Stock outstanding immediately following the Issuer’s public offering, which assumes full exercise of the underwriters’ option to purchase additional shares, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the “SEC”) on June 7, 2023.

CUSIP No. 23954D109

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,453,868 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,453,868 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,453,868 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.19%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on an aggregate of 86,841,864 shares of Common Stock outstanding immediately following the Issuer’s public offering, which assumes full exercise of the underwriters’ option to purchase additional shares, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(5) with the SEC on June 7, 2023.

CUSIP No. 23954D109

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,453,868 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,453,868 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,453,868 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.19%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on an aggregate of 86,841,864 shares of Common Stock outstanding immediately following the Issuer’s public offering, which assumes full exercise of the underwriters’ option to purchase additional shares, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(5) with the SEC on June 7, 2023.

CUSIP No. 23954D109

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,453,868 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,453,868 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,453,868 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.19%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on an aggregate of 86,841,864 shares of Common Stock outstanding immediately following the Issuer’s public offering, which assumes full exercise of the underwriters’ option to purchase additional shares, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(5) with the SEC on June 7, 2023.

CONTINUATION PAGES TO AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D is being filed by AI Day1 LLC (“AI Day1”), Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”), in respect of the common stock, par value $0.0001 per share (the “Common Stock”), of Day One Biopharmaceuticals, Inc. (the “Issuer”).

The Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on June 9, 2021, as amended by supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on June 21, 2022 (together, the “Schedule”) is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 3	Source and Amount of Funds or Other Considerations

The disclosure in Item 3 is hereby supplemented by adding the following at the end thereof:

On June 9, 2023, AI Day1 purchased 769,230 shares of Common Stock in the Issuer’s public offering at the public offering price of $13.00 per share.

AI Day1 funded the purchases described above using capital contributed from affiliated entities, which funded that capital using cash on hand.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

11,453,868 shares of Common Stock are owned directly by AI Day1 and may be deemed to be beneficially owned by AIH, AIM and Mr. Blavatnik because (i) AIH indirectly controls all of the outstanding voting interests in AI Day1, (ii) AIM controls AIH and (iii) Mr. Blavatnik controls AIM and controls a majority of the outstanding voting interests in AIH. Each of the Reporting Persons (other than AI Day1), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Item 6 is hereby supplemented by adding the following at the end thereof:

Lock-up Agreement

In connection with the Issuer’s public offering, on June 5, 2023, AI Day1 entered into a lock-up agreement (the “Lock-up Agreement”) with J.P. Morgan Securities LLC, Cowen and Company LLC and Piper Sandler & Co., as representatives of the underwriters. The Lock-up Agreement prohibits AI Day1 and any of its direct or indirect affiliates from, among other things, offering for sale, contracting to sell, granting any option for the purchase or lending of, transferring or otherwise disposing of any shares of Common Stock, options or warrants to acquire shares of Common Stock or any security or instrument related to Common Stock, or entering into any swap, hedge or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, for a period of 60 days following June 7, 2023, the date of the Issuer’s prospectus filed pursuant to Rule 424(b)(5) with the SEC, without the prior written consent of J.P. Morgan Securities LLC, subject to certain exceptions. J.P. Morgan Securities LLC may, in its sole discretion and at any time from time to time before the termination of the 60-day period, release all or any portion of the securities subject to the Lock-up Agreement.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to such, which is filed as an exhibit and incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following at the end thereof:

Exhibit	Description

99.7	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2023).

99.8	Joint Filing Agreement, dated as of 12, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2023

AI DAY1 LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno Title: Executive Vice President

/s/ *
Name: Leonard Blavatnik

*	The undersigned, by signing his name hereto, executes this Amendment No. 2 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact